FOR IMMEDIATE RELEASE

Monday, June 25, 2007

 (No.2007-06-15)

CARMANAH IMPLEMENTS LEADERSHIP SUCCESSION PLAN

Victoria, British Columbia, Canada – Monday, June 25, 2007 - Carmanah Technologies Corporation (TSX: CMH) announced today that its Board of Directors has unanimously approved the implementation of a succession plan that will ensure strong leadership and continuity as the Company moves to the next stage in its development.

Art Aylesworth, who has served as Chief Executive Officer since 2000, has accepted the appointment as Chairman of the Board, to take effect as soon as a new Chief Executive Officer is hired. Carmanah has engaged the leading executive search firm KornFerry International to identify and recruit a new Chief Executive Officer to lead the Company in the execution of its Strategic Plan. Carmanah has also recently hired a Chief Operating Officer, Mr. Philippe Favreau, and expects to announce a new Chief Financial Officer in the coming weeks as part of the development of its executive leadership team.

"I have made the decision to step down as CEO of Carmanah and allow another set of skills to take the reigns and drive the Company to its full potential.  Carmanah has reached a size where very specific business experience on a global scale is required to capitalize on the position we have created, and with the opportunities currently in front of us the time is now.  That said, I am looking forward to the Chairman role, where the Company will continue to leverage my knowledge of the solar and LED spaces and use my core skills to add value in new ways." states Art Aylesworth.

"Art Aylesworth has been tireless in his efforts to build Carmanah over the past seven years and he possesses a thorough understanding of our business, our strategy, and our potential." states Dr. David Green. “He is an inspirational leader, and the ideal candidate to succeed me as Chairman of the Board."

Mr. Aylesworth will continue as Chief Executive Officer and Dr. Green will continue as Chairman until a new Chief Executive Officer is hired. Beyond that, Dr. Green will remain on the Carmanah board as an independent director.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world’s premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com